Electric Fuel corp Annual Report

ARIS
P.E.
12-31-01


Electric Fuel
12/24 V ZINC-AIR BATTERY

The Instant Power Product Line



INSTANT POWER

- On-the-Go Chargers for Cellphones & PDAs
- Long-Lasting Batteries for Digital Cameras & Camcorders
- Full range of Travel Charging Solutions

Future Applications

- Convergence & Smart Devices
- Toys & Games
- Portable Music/DVD Players
- Two-Way Radios
- Laptop Computers
- Speciality Devices
- Emergency Mini-Chargers



INSTANT POWER

Electric Fuel 2001



Annual Report





The text for this annual report was taken principally from our Form 10-K, as filed with the Securities and Exchange Commission on March 26, 2002.

Safe Harbor Statement. *This annual report contains historical information and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations. The words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Further, we operate in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond our control. In the context of the forward-looking information provided in this annual report and in other reports, please refer to the discussions of risk factors detailed in, as well as the other information contained in, our other filings with the Securities and Exchange Commission.*

May 2002

Dear Fellow Shareholder,

In 2001, we expanded our product line into a vast range of applications for power-hungry portable communications devices; we began to take market share from regular alkaline batteries; we conducted successful field tests of our battery packs with the United States Army and Marines as part of our defense program; and we successfully demonstrated our all-electric transit bus in Las Vegas and on Capitol Hill, taking a further step on the road to making full size all-electric transit bus fleets a reality.

All of this is made possible by our patented zinc-air fuel cell technology, which excels in applications requiring high energy density, is low cost in mass production, and is safe and environmentally benign.

Consumer Products

- We obtained initial orders from Orange UK, Tesco, British Air, Metro AG, and Rewe Group's ProMarkt stores in Europe; from RadioShack Canada; and from RadioShack and a top-tier wireless carrier in the United States.
- We created a full line of "Instant Power™ Travel Charging Solutions" for cellphones and PDAs.
- We introduced new batteries for camcorders and digital cameras, including, for the first time, a battery that competes directly with alkaline batteries.
- We continued to seek creative ways to educate consumers regarding our products.

Electric Vehicle

- Our zinc-air fuel cell bus passed several rigorous tests as part of Phase 2 of our project with the U.S. Federal Transit Administration, traveling 97 miles under typical city bus driving conditions, including stop and go, acceleration and constant speed.
- We conducted successful on-road demonstrations of our bus, in Las Vegas, Nevada, and in Washington, D.C., on Capitol Hill, with the participation of members of the United States Senate.
- We received a commitment from the Regional Transportation Commission of Southern Nevada to participate in a proposed demonstration of a "mini-fleet" of our buses in Las Vegas.

Defense and Security Products

- We recorded successful results from an impressive series of military field exercises conducted by several U.S. Army and Marine Corps units, enabling us, with the increasing acceptance of our technology, to look forward to obtaining a significant share of this defense market.

Finance

- We completed an $11.5 million offering in May 2001 and a successful $7.2 million shelf financing in late 2001-early 2002, and this during one of the worst bear markets in memory. While we regretted the dilution to shareholders, the money raised was essential to our being able to continue our critical marketing and research and development efforts.

During 2002 and beyond, we look forward to seeing our Instant Power brand of power solutions receiving greater consumer recognition and gaining entry into areas that have until now been served exclusively by alkaline and other technologies; our products expanding into the defense and "home security" markets; and our electric bus running on the streets of Las Vegas and, in due course, on a commercial basis in cities across America.

Sincerely,

Robert S. Ehrlich
Chairman of the Board

Yehuda Harats
President and CEO

General

We are a world leader in primary and refuelable Zinc-Air fuel cell technology, pioneering advancements in consumer electronics, electric vehicles and defense and security products.

We based our line of Instant Power disposable chargers and batteries for cellular telephones, PDAs, digital cameras and camcorders on our patented Zinc-Air fuel cell technology. The batteries, which come fully charged and ready to use right out of the pack, provide consumers with up to five times more usage time when compared with conventional rechargeable batteries such as those typically provided by the device manufacturer as original equipment. The pocket-sized chargers, which weigh less than three ounces and plug directly into a cellphone or PDA, allow these devices to be recharged and used on the move without an electrical outlet.

We are also engaged in the design, development and commercialization of our proprietary fuel cell technology for other portable consumer electronic devices, as well as for electric vehicles and defense and security product applications.

We have been engaged in research and development in the field of zinc-air electrochemistry and battery design for over ten years, as a result of which we have developed our current technology and its applications. We have successfully applied our technology to our Instant Power line of high-capacity zinc-air chargers and disposable batteries for cellular telephones and other portable consumer electronic devices, and to high-energy battery packs for military and security applications. We have also applied our technology to the development of a refuelable zinc-air fuel cell for powering zero-emission electric vehicles, which we have successfully demonstrated in "on-the-road" programs in Germany, Sweden, Italy, Israel and the United States, most recently in a public test in Las Vegas, Nevada. Through these efforts, we have sought to position ourselves as a world leader in the application of zinc-air technology to innovative primary and refuelable power sources.

While zinc-air technology has been in use for over a century in a great variety of typically low-power devices (such as hearing aids), we have developed technologies that provide our (environmentally-friendly) batteries with enhanced performance in both power and energy at a low manufacturing cost. Our high-energy, high-power zinc-air fuel cell is composed of a zinc anode and an air (oxygen reduction) cathode. It is different from most other battery technologies in that one of the electrodes – the air cathode – is not consumed during discharge, but instead acts as a kind of electrochemical membrane that extracts oxygen from the atmosphere and introduces it into the cell. During discharge, the oxygen is electrochemically reduced to hydroxide ions at the cathode, and zinc at the anode is consumed by conversion to zinc oxide. In electric vehicles, fresh zinc is generated out of oxidized zinc in a regeneration process. In our batteries and chargers for consumer electronics devices, we construct the entire pack from low-cost, recyclable components which can be disposed of in an environmentally-safe manner.

We were incorporated in Delaware in 1990. Unless the context requires otherwise, all references to us refer collectively to Electric Fuel Corporation (EFC) and EFC's wholly-owned Israeli subsidiary, Electric Fuel (E.F.L.) Limited (EFL), Electric Fuel Transportation Corp., and other subsidiaries of EFC and EFL.

We concentrate our consumer product sales and marketing efforts for North America from our headquarters office in New York. Our executive offices are located at 632 Broadway, Suite 301, New York, New York 10012, and our telephone number at our executive offices is (212) 529-9200. Our corporate website is www.electric-fuel.com, and our Instant Power Division has established consumer-oriented websites at www.instant-power.com and www.instantpower.co.uk. Reference to our websites does not constitute incorporation of any of the information thereon into this annual report.

We conduct our research, development and production activities primarily through EFL at its facility in Beit Shemesh, Israel. We also have a small battery research and development facility in Auburn, Alabama that builds and tests prototype cells and batteries.

Business Strategy

To fully utilize our zinc-air fuel cell technology for a wide selection of applications, we operate in three business segments: Instant Power, Electric Vehicles, and Defense and Security Products (formerly Defense and Safety Products).

Our Instant Power Division develops and has introduced consumer products for a variety of portable electronic devices: disposable primary zinc-air batteries as a substitute for lower performing and initially more expensive rechargeable batteries for cellphones, digital cameras and camcorders, and ready-to-use zinc-air chargers for rechargeable cellphone and PDA batteries that allow consumers to keep talking or working on an empty battery during the charging process.

We believe that there is a large potential market for high-capacity primary chargers and batteries that are capable of powering and recharging high-drain electronic devices, and we are seeking ways to continue to commercialize our zinc-air technology for such devices. We intend to focus on increasing sales and distribution of our existing consumer products for cellular phones, PDAs, digital cameras and camcorders, marketing these products through distributors, wireless carriers, original equipment manufacturers (OEMs), accessory dealers, specialty and general retailers, and Internet resellers.

We also intend to explore the possibility of establishing strategic marketing and manufacturing partnerships. Potential strategic partners for batteries and chargers may include consumer electronic device manufacturers, major retailers, battery producers and assemblers, wireless accessory distributors, cellular phone service providers and consumer goods distributors. We currently manufacture zinc-air cells and assemble chargers and batteries for use in consumer electronic devices at our own facilities, although we may later outsource part of this work as volume increases.

Our Electric Vehicle Division, conducted through our subsidiary Electric Fuel Transportation Corp., continues to focus on obtaining and implementing demonstration projects in the U.S. and Europe, and on building broad industry partnerships that can lead to eventual commercialization of the zinc-air energy system. This approach supports our long-term strategy of achieving widespread implementation of the Electric Fuel zinc-air energy system for electric vehicles in large commercial and mass transit vehicle fleets. We intend to strengthen existing relationships and to develop new networks of strategic alliances with fleet operators, companies engaged in energy production and transportation, automobile manufacturers and others in order to establish the infrastructure necessary for further development and commercialization of the Electric Fuel Zinc-Air system.

With respect to our Defense and Security Products Division, we base our strategy in the defense business sector on the development and commercialization of our next-generation zinc-air fuel cell technology, as applied in our ongoing work for the U.S. Army's Communications and Electronics Command (CECOM). The Division has undertaken limited production of 800-Wh battery packs with specific energy of 350 Wh/kg, which we believe is the highest specific energy of any battery available to the US Armed Forces. We will continue to seek new applications for our technology in defense projects, wherever synergistic technology and business benefits may exist. We intend to continue to develop our battery products for defense agencies, and plan to sell our products either directly to such agencies or through prime contractors.

Our Defense and Security Products Division's safety products group, which produces lifejacket lights based on our patented water-activated magnesium-cuprous chloride battery technology, intends to continue to work with OEMs, distributors and end-user companies to expand its market share in the aviation and marine segments. We presently sell four products in the safety products group, two for use with marine life jackets and two for use with aviation life vests. All four products are certified under applicable international marine and aviation safety regulations.

Instant Power Division

The Instant Power Division began initial deliveries of disposable cellphone batteries in the first line of commercial consumer products based on Electric Fuel's zinc-air fuel cell technology in the second half of 1999. By the end of 2001, we were manufacturing and marketing chargers compatible with various models of Nokia, Motorola, Ericsson, Panasonic, Siemens, Samsung, Audiovox, Nextel, Mitsubishi, Sagem and Philips cellphones and with various models of Palm, Handspring, Audiovox, Sharp, Toshiba, Sony, HP, Casio, IBM and Compaq PDAs and Novatel wireless modems, as well as disposable batteries suitable primarily for various models of Nokia cellphones, various models of SONY, Nikon Coolpix, Olympus and Kodak digital cameras, and various models of Sony Handycam and JVC camcorders. At the end of 2001, our products were on sale at retail outlets throughout the United States, Canada, Europe and Israel, including at such well-known retailers as RadioShack, 7-Eleven, CompUSA, Staples, AT&T Wireless, and Wal-Mart, and other cellular and retail stores in the United States, and at the Carphone Warehouse, Orange, The Link, Dixons, Tescos and other cellular and retail stores in the United Kingdom, as well as on British Airways flights.

We believe that two industry trends will have a strong positive impact on the market for our line of chargers and batteries:

- We believe that the emergence and projected growth of so-called "convergence" products – those which combine wireless communications with computer functions such as data and media transmission, and internet and e-mail connection – will lead to an increased demand for high-power batteries and rechargers. The energy consumption of the new devices will underscore the limited capacity of rechargeables, which incorporate high-drain elements such as color screens and video.
- The amount of usage per user (usually measured in minutes of airtime) is increasing even faster than the number of users.

Chargers

Our Instant Power Chargers for cellphones and PDAs are the first such chargers that not only require no electricity but also give consumers the option to keep talking or working on an empty battery during the charging process. The chargers consist of a compact replaceable PowerCartridge, which is the same no matter what cellphone or PDA is being charged, and a reusable SmartCord electronic adapter that connects the PowerCartridge to the particular cellphone or PDA and stays with the user for the life of the device. The PowerCartridge has a capacity of 3300 milliampere-hours (mAh), weighs approximately 76 grams (2.7 oz.) and is good for up to three charges (or more on some models) and hours of talk.

We produce or develop SmartCords for various series and models of Nokia, Motorola, Ericsson, Panasonic, Siemens, Samsung, Audiovox, Mitsubishi, Sagem, Nextel and Philips cellphones, models of Palm, Handspring, Casio, Audiovox, Sharp, Toshiba, SONY, HP and Compaq PDAs, and Novatel modems. We sell the Instant Power charger as a package, where we sell the PowerCartridge with a SmartCord and a recloseable aluminum pouch designed to store the cartridge between uses. We also sell the Instant Power charger as our "2in1 Charger," where it is bundled with a universal in-car adaptor that can be used in any car's cigarette lighter. Replaceable PowerCartridges are sold separately.

Batteries

Cellphones

We currently offer four models of disposable zinc-air batteries for most Nokia and some Motorola, Ericsson and Samsung cellphones, all built from the same Electric Fuel zinc-air cells, which are connected in series in order to deliver the required voltage.

Digital Cameras and Camcorders

We offer fully charged, ready-to-use high-capacity back-up batteries for digital, VHS-C and 8mm video camcorders and digital cameras. We currently produce six models of digital camera batteries (three of which are for digital cameras that normally use AA alkaline batteries) and two models of camcorder batteries, all built from the same Electric Fuel zinc-air cells, which are connected in series in order to deliver the required voltage. We sell all of them under the brand name Instant Power. The batteries that we offer are compatible with various models of SONY (Mavica and Cyber-Shot), Nikon (Coolpix), Olympus and Kodak digital cameras and SONY (Handycam) and JVC camcorders. Our digital camera and camcorder batteries connect to the device through its DC jack. The battery comes complete with a 90 cm (36") cord, and has an integral belt clip for convenience of use.

Advantages of Our Consumer Charger Products

Performance – Charge Without Electricity

Our Instant Power chargers, which consist of a replaceable PowerCartridge and a reusable SmartCord, allow users to simultaneously charge a cellphone or PDA anywhere, anytime, without the need of an electric outlet, and to keep talking and working even if the unit's rechargeable battery is empty. Each disposable PowerCartridge provides up to three charges (or more on some models). We supply the PowerCartridge with a recloseable aluminum pouch designed to store the cartridge between uses; we also sell replaceable cartridges separately.

Convenience and Efficiency

The Instant Power charger, with a three-year shelf life, allows cellphone and PDA users to keep talking and working even if their device's battery is dead. It is compact (about twice the size of a box of matches), easy to use and convenient. The Instant Power charger begins delivering power instantly, and contains a timer set to end its charging cycle within approximately two hours. After use, the user places the PowerCartridge in the airtight pouch (provided) to halt the chemical reaction and thereby preserve power for the next recharge. Moreover, the SmartCord, which is reusable, is intended to stay with the user for the life of the phone or PDA, so that after the initial purchase the user need only replace the PowerCartridge.

Safety and Environment

Zinc-air is a proven, safe chemistry used extensively in hearing aids and pagers, as well as other devices where a high-energy, lightweight battery is desired. Underwriters' Laboratories has tested our chargers and batteries and found them safe. Electric Fuel Instant Power chargers and batteries are designed to be environmentally benign and recyclable in the same manner as primary alkaline batteries. At present, we are not aware of any commercial recycling facilities available either in the United States or in Europe for primary alkaline or zinc-air batteries.

Advantages of Our Consumer Battery Products

Battery Performance – Increased Use Time

Our Instant Power batteries deliver a unique combination of high-energy density and high power density, which provides superior performance in cellphones, digital cameras and camcorders. Our Instant Power cellphone batteries provide 3 to 5 times more talk and standby time than comparable rechargeable batteries made for these products. Instant Power digital camera and camcorder batteries give 3 to 5 times as much use time as comparable rechargeable batteries made for these products, and provide up to 10 hours of continuous use (without LCD screen), allowing users of digital cameras to take thousands of digital photos.

Convenience

The Electric Fuel Instant Power battery offers two kinds of convenience for users:

First, the battery is fully charged and ready to use right out of the package, and requires no initial charging, unlike new rechargeable batteries which are typically sold (or provided with new products) in an uncharged or partially charged state. This can be critical for users of digital cameras and camcorders, who would otherwise risk missing important moments.

Second, the battery frees the user from the inconvenience of charging his or her cellphone or camera battery. On business and vacation trips, the user of the Instant Power battery benefits both from not having to take along a charger and from not having to remember to charge the instrument every night.

Thus, the Instant Power battery, with a three-year shelf life, offers users convenience similar to the convenience disposable alkaline batteries provide for portable CD players or pagers.

Electric Vehicle Division

We believe that environmental concerns and current and proposed legislation create incentives for fleet operators to use zero emission electric vehicles, and that the Electric Fuel Zinc-Air Energy System for electric vehicles is particularly suitable for use by such fleet operations. For example, the California Air Resources Board (CARB) has adopted a regulation under which transit agencies with fleets of 200 or more will be required to purchase at least three zero emissions buses by 2003. We believe the U.S. government will continue to use us as a subcontractor to develop electric vehicles, and we hope this support will create incentives for fleet operators (primarily bus and mass transit operators) to introduce electric vehicles into their fleets.

The Electric Fuel Zinc-Air Energy System for Electric Vehicles

The Electric Fuel Zinc-Air Energy System consists of:

- an in-vehicle, zinc-air fuel cell unit consisting of a series of zinc-air cells and refuelable zinc-fuel anode cassettes;
- a battery exchange unit for fast vehicle turn-around;
- an automated battery refueling system for mechanically replacing depleted zinc-fuel cassettes with charged cassettes; and
- a regeneration system for electrochemical recycling and mechanical repacking of the discharged fuel cassettes.

With its proprietary high-power air cathode and zinc anode technologies, our zinc-air fuel cell delivers a unique combination of high-energy density and high-power density, which together power electric vehicles with speed, acceleration, driving range and driver convenience similar to that of conventionally powered vehicles.

We believe that our zinc-air fuel cell system for powering electric vehicles offers numerous advantages over other electric vehicle batteries that make it ideal for fleet and mass transit operators. Fleet operators require a long operating range, large payload capacity, operating flexibility, all-weather performance, fast vehicle turnaround and competitive life-cycle costs. Electric Fuel-powered full-size vehicles, capable of long-range, high-speed travel, could fulfill the needs of transit operators in all weather conditions, with fast, cost-effective refueling. An all-electric, full-size bus powered by the Electric Fuel system can provide to transit authorities a full day's operating range for both heavy duty city and suburban routes in all weather conditions.

In field trials with major European entities, we have demonstrated the commercial viability of our battery system by regularly driving 300 to 400 km in actual drive cycles. In 1996, a Mercedes-Benz MB410 van powered by our zinc-air fuel cell crossed the Alps, traveled from Chambray, France over the Moncenisio Pass, and continued to the zinc-air regeneration plant operated by Electric Fuel's Italian licensee, Edison Termoelettrica, SpA, in Turin, Italy. The 152 mile (244 km) drive included a 93 mile (150 km) continuous climb over mountainous terrain in which the vehicle climbed over 4,950 feet (1,500 meters) to reach the summit at 6,874 feet (2,083 meters), using only 65% of the battery's capacity. In November 1997, an electric Mercedes-Benz MB410 van drove from central London to Central Paris on a single charge – a distance of 272 miles (439 km), not including the rail transport through the English Channel Tunnel.

During 2001, we successfully completed performance testing of our zinc-air electric transit bus, as part of Phase II of our program with the U.S. Department of Transportation's Federal Transit Administration (described below). During this performance testing, our bus was driven a record-breaking 110 miles, more than 100 of them under the rigorous stop-and-go diving conditions of the Society of Automotive Engineers' Central Business District (CBD) cycle with a 50% passenger load. Subsequent to this test, we demonstrated our bus in a public demonstration in Las Vegas, Nevada (in November 2001), and in Washington, D.C., on Capitol Hill, with the participation of certain members of the United States Senate (in March 2002).

Major Programs

We have formed several strategic partnerships and are engaged in demonstration programs involving the Electric Fuel Zinc-Air Energy System for electric vehicles in various locations in the U.S. and Europe.

The Department of Transportation-Federal Transit Administration Zinc-Air All Electric Transit Bus Program

In the United States, our zinc-air technology is the focus of a Zinc-Air All Electric Bus demonstration program the costs and expenditures of which are 50% offset by subcontracting fees paid by the U.S. Department of Transportation's Federal Transit Administration. Phase I of the project, which was for $4 million, was completed in July 2000. Phase II of the project, which is for $2.7 million, was approved in the fourth quarter of 2000.

The program provides that the bus will utilize the new all-electric, battery/battery/ultracapacitor-hybrid propulsion system that we are jointly developing with General Electric's research and development center, with funding from the Israeli-U.S. Bi-National Industrial Research and Development (BIRD) Foundation (described below). The bus used in the program is a standard 40-foot (12.2 meter) transit bus manufactured by NovaBus Corporation. It has a capacity of 40 seated and 37 standing passengers and a gross vehicle weight of 39,500 lbs. (17,955 kg.). The all-electric hybrid system consists of an Electric Fuel zinc-air fuel cell as the primary energy source, an auxiliary battery to provide supplementary power and recuperation of energy when braking. Ultracapacitors enhance this supplementary power, providing faster throughput and higher current in both directions than the auxiliary battery can supply on its own. The vehicle draws cruising energy from the zinc-air fuel cell, and supplementary power for acceleration, merging into traffic and hill climbing, from the auxiliary battery and ultracapacitors.

The program, which includes General Electric, Nova Bus Corporation, and the Regional Transportation Commission of Southern Nevada (RTC) as project partners, seeks to demonstrate the ability of the Electric Fuel battery system to power a full-size, all-electric transit bus, providing a full day's range for heavy duty city and suburban routes, under all weather conditions. In November 1998, a consortium consisting of Electric Fuel, the Center for Sustainable Technology, L.L.C. and RTC received approval for $2 million in federal subcontracting fees for the $4 million Zinc-Air Electric Transit Bus Program (Phase I). Additional project partners included the Community College of Southern Nevada and the Desert Research Institute. We successfully completed this phase in July 2000. Phase II, which focuses on conducting evaluation of the system and vehicle performance, including track testing and limited on-road demonstrations, enhancing the all-electric propulsion system developed in Phase I, including incorporating ultracapacitors and associated interface controls, and testing and evaluating the zinc-air fuel cell system, received approval in the fourth quarter of 2000.

We believe that electric buses represent a particularly important market for electric vehicles in the United States. Transit buses powered by diesel engines operate in large urban areas where congestion is a fact of life and traffic is largely stop-and-go. As a result, they are the leading contributor to inner city toxic emissions, and are a major factor for those U.S. cities that have been designated as in "non-attainment" with respect to air quality standards. Moreover, the U.S. Environmental Protection Agency has identified particulate emissions from diesel engine emissions as a carcinogen.

Our zinc-air energy system is particularly suitable for transit buses because transit buses must operate for up to 12 hours a day on a single battery charge. Furthermore, transit buses require a large energy storage battery to power the vehicle while attending to passenger needs such as air-conditioning and handicapped access. The test program is designed to prove that an all-electric bus can meet these and all other Los Angeles and New York Municipal Transit Authority mass transit requirements including requirements relating to performance, speed, acceleration and hill climbing.

All-Electric Hybrid Propulsion System for Transit Buses and Heavy Duty Vehicles – the BIRD Program

We and General Electric are also jointly developing an all-electric, battery/battery-hybrid propulsion system for powering electric buses and heavy-duty trucks. In July 1998 the BIRD Foundation awarded the two companies funding for the joint development of the electric propulsion system. The first application for the system will be an all-electric, zero-emission, full-size transit bus, in the program subcontracted to us by the Federal Transit Administration of the U.S. Department of Transportation referred to above. Our portion of the project was to develop a mobile refueling system for the transit bus. The refueling system, build in two standard 40" containers, was commissioned and successfully demonstrated in the All Electric Bus project. General Electric's portion of the project was to develop the EMS Energy Management System, which manages and controls all the various energy suppliers and consumers of the bus. The EMS was tested successfully as part of the integration drives completed under phase I of the FTA project.

Germany – Consortium Project

In January 2000, we agreed to participate in a new cooperative, all-electric hybrid vehicle development and demonstration program in Germany. A consortium consisting of major German industrial firms such as DaimlerChrysler AG and Varta Batterie AG will implement the program. The German Post, which sponsored an extensive field test of our zinc-air fuel cell system for electric vehicles from 1995 through 1998, has also joined the consortium as an Advisory Partner. In January 2001, we received a DM 1 million ($469,000) order for zinc-air fuel-cells and zinc anodes that we delivered during 2001.

During the course of the 4-year, DM 24 million ($11.5 million) program, the German firms and certain academic institutions will develop and demonstrate a hybrid vehicle based on a DaimlerChrysler cargo van, using our refuelable zinc-air batteries (to provide the main energy storage), high-power booster batteries provided by Varta, and ultracapacitors under development by Dornier GmbH (a division of DaimlerChrysler Aerospace) and by a Siemens-Matsushita subsidiary. Consortium organizers hope that the program will eventually lead to commercialization of clean electric transportation based on these technologies. We will be paid by the project for providing battery modules and battery zinc anodes for refueling.

The consortium's organizers include the Bremen Institute for Drive Technology and Ergonomics at the University of Bremen (BIBA) and funding is being made available by the German Federal Science Ministry is making the funding available. According to BIBA's press announcement, the Ministry selected the project, called "Electrical Power Supply for Vehicles with Long Range and High Acceleration" (abbreviated in German as "EFRB"), along with five other energy-related projects, from 68 applicants for financing under the ministry's nancing under the ministry's major scientific energy initiative called "Energy Production and Storage for Peripheral and Mobile Applications."

Defense and Security Products Division

The Defense and Security Products Division (formerly the Defense and Safety Products Division) is continuing to expand the development of other advanced uses of the battery technology, including an advanced portable zinc-air fuel cell for the U.S. Army. This division also oversees our water-activated lifejacket lights for commercial aviation and marine applications, and will pursue further development of the safety products business.

Defense Products

Since 1998 we have received and performed a series of contracts from the U.S. Army's Communications-Electronics Command (CECOM) to develop and evaluate advanced primary zinc-air fuel cell packs. The terms of the current extension of a contract initially issued in 2001 call for us to deliver 500 prototype battery packs, and procure and install certain production equipment, for which we are to be paid $429,000. The 12/24 volt, 800 watt-hour battery pack for battlefield power, which is based on our zinc-air fuel cell technology, weighs only about five pounds and has approximately twice the energy capacity per pound of the U.S. Army's standard lithium-sulfur dioxide battery packs.

Our military battery packs, which are produced at our facility in Auburn, Alabama, are configured for use with a variety of portable military communications equipment, including tactical radios and satellite-based communications units.

The primary zinc-air fuel cell under development for the Armed Forces represents some technological advancements over the cell we are currently producing for consumer battery applications, and could be the basis for a new generation of zinc-air cells for consumer batteries. We intend to continue to pursue additional military and security-related contracts and sales opportunities for our primary zinc-air fuel cell.

Safety Products

In 1996, we began to produce and market lifejacket lights built with our patented magnesium-cuprous chloride batteries, which are activated by immersion in water (water-activated batteries), for the aviation and marine safety and emergency markets. At present we have a product line consisting of four lifejacket light models, all of which work in both freshwater and seawater. Each of our lifejacket lights is certified for use by relevant governmental agencies under various U.S. and international regulations. We manufacture, assemble and package all our lifejacket lights in our factory in Beit Shemesh, Israel.

Price Range of Common Stock

Since February 1994, our common stock has been traded under the symbol EFCX on the Nasdaq National Market. The following table sets forth, for the periods indicated, the range of high and low closing prices of our common stock on the Nasdaq National Market System:

Year Ended December 31, 2001	High	Low
Fourth Quarter	$ 2.4300	$ 1.3000
Third Quarter	$ 2.7500	$ 1.3000
Second Quarter	$ 3.9500	$ 2.3000
First Quarter	$ 8.0000	$ 3.5000
Year Ended December 31, 2000		
Fourth Quarter	$11.1875	$ 3.7500
Third Quarter	$15.000	$ 6.8750
Second Quarter	$16.125	$ 4.5000
First Quarter	$23.875	$ 3.0625

As of April 22, 2002 we had approximately 260 holders of record of our common stock.

Dividends

We have never paid any cash dividends on our common stock. The Board of Directors presently intends to retain all earnings for use in our business. Any future determination as to payment of dividends will depend upon our financial condition and results of operations and such other factors as the Board of Directors deems relevant.

Five-Year Summary of Selected Financial Data

The selected financial information set forth below with respect to the statements of loss for each of the three fiscal years in the period ended December 31, 2001, and with respect to the balance sheets at the end of each such fiscal year has been derived from our consolidated financial statements audited by Kost Forer & Gabbay, independent certified public accountants in Israel and a member firm of Ernst & Young International.

The selected financial information set forth below with respect to the statements of loss for each of the two fiscal years in the period ended December 31, 1998 and with respect to the balance sheet at the end of such fiscal year has been derived from our financial statements audited by Kesselman & Kesselman, independent certified public accountants in Israel and a member firm of PriceWaterhouseCoopers International Limited.

The financial information set forth below is qualified by and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto contained in this annual report.

	Year Ended December 31,				
	1997	1998	1999	2000	2001
	(dollars in thousands, except per share data)				
Statement of Operations Data:					
Revenues	$ 4,526	$ 4,013	$ 2,694	$ 4,054	$ 4,033
Research and development expenses and costs of revenues	9,953	9,680	6,631	8,777	10,566
Selling, general and administrative expenses	4,333	3,561	3,163	7,802	11,017
Operating (loss)	$ (9,760)	$ (9,228)	$ (7,100)	$ (12,525)	$ (17,550)
Financial income, net	775	652	190	544	263
Loss before taxes on income	$ (8,985)	$ (8,576)	$ (6,910)	$ (11,981)	$ (17,287)
Taxes on income	144	(43)	6	0	0
Net loss	$ (9,129)	$ (8,533)	$ (6,916)	$ (11,981)	$ (17,287)
Net loss per share	$ (0.73)	$ (0.61)	$ (0.48)	$ (0.62)	$ (0.71)
Weighted average number of common shares used in computing basic and diluted net loss per share (in thousands)	12,502	14,013	14,334	19,243	24,200

	As At December 31,				
	1997	1998	1999	2000	2001
Balance Sheet Data:					
Cash, cash equivalents and investments in marketable debt securities	$ 16,717	$ 8,943	$ 2,556	$ 11,596	$ 12,672
Receivables and other assets	3,985	3,021	3,307	9,614	6,996
Property and equipment, net of depreciation	4,754	3,435	4,166	6,446	6,740
Total Assets	$ 25,456	$ 15,399	$ 10,029	$ 27,656	$ 26,408
Liabilities	$ 6,697	$ 4,818	$ 5,787	$ 7,578	$ 7,000
Stockholders' equity	18,759	10,581	4,242	20,078	19,408
Total liabilities and stockholders equity	$ 25,456	$ 15,399	$ 10,029	$ 27,656	$ 26,408

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements appearing elsewhere in this annual report, and the notes thereto. We have rounded amounts reported here to the nearest thousand, unless such amounts are more than 1.0 million, in which event we have rounded such amounts to the nearest hundred thousand.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and judgments, including those related to arrangements with extended payment terms, product returns, bad debts, income tax provisions and legal contingencies. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Under different assumptions or conditions, actual results may differ from these estimates.

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition and Bad Debt

We recognize revenues from long-term research and development agreements subcontracted for the U.S. government when services are rendered. We recognize revenues in respect of products when, among other things, we have delivered the goods being purchased and we believe collectibility to be reasonably assured. Our provision for returns is based on our past experience. We perform ongoing credit evaluations of our customers' financial condition and we require collateral as deemed necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required, and this might cause a revision of recognized revenues.

Inventories

We state our inventories at the lower of cost or market value. Inventory write-offs and write-down provisions are provided to cover risks arising from slow-moving items or technological obsolescence. Our reserves for excess and obsolete inventory are primarily based upon forecasted demand for our products, and any change to the reserves arising from forecast revisions would be reflected in cost of sales in the period the revision is made.

Subsequent Developments

On January 18, 2002 we issued and sold to Grenville Finance Ltd., for an aggregate purchase price of $750,000, an aggregate of 441,176 shares of common stock. On January 24, 2002 we issued and sold to Special Situations Private Equity Fund, L.P., Special Situations Fund III, L.P., Special Situations Technology Fund, L.P. and Special Situations Cayman Fund, L.P., for an aggregate purchase price of $2,480,000, an aggregate of 1,600,000 shares of common stock. Our total cash on hand immediately subsequent to these offerings was approximately $15 million.

In March 2002, we demonstrated our zinc-air electric bus in a public demonstration in Washington, D.C., on Capitol Hill, with the participation of certain members of the United States Senate.

General

During 2001, we accelerated our efforts to further develop, commercialize and market our disposable Instant Power Zinc-Air chargers and batteries for cellular phones and PDAs. We also introduced several new devices, including a line of disposable, ready-to-use back-up batteries for popular models of camcorders and digital cameras under our Instant Power brand. These products use the proprietary high-rate primary zinc-air technology that we developed for use in portable electronic devices. We also focused during the past year on expanding the distribution channels for our products, in order to continue the transition from a research and development company to a global consumer goods company, and on expanding the range of products that we offer.

Our line of existing products now includes batteries for Nokia 5100/6100/7100 phones, and chargers with SmartCords for various series and models of Nokia, Motorola, Ericsson, Panasonic, Siemens, Samsung, Audiovox, Nextel, Mitsubishi, Sagem and Philips cellphones, models of PocketPC, Palm, Handspring, Sony, HP, Casio and Compaq PDAs and Novatel wireless modems.

During 2001, we continued to increase our marketing development with respect to our Instant Power line, particularly in the United States, where we received orders from 7-Eleven and RadioShack; Canada, where we received orders from RadioShack Canada; Germany, where we signed an exclusive distribution agreement with respect to our chargers with DNT GmbH; and the U.K., where we received initial orders from Orange UK. As of the end of 2001, our products were being carried by retailers in the U.S., the U.K., Australia, Canada, Germany, Italy, Spain and Israel.

While we have successfully marketed our products to retailers, certain of our customers have indicated to us in response to a dramatic slowdown in sales of cellular phone accessories (particularly aggravated since September 11th), as well as in retail in general, that we would benefit from educating consumers and retail sales personnel as to the advantages of disposable chargers and batteries for cellphones and PDAs. We have begun addressing this need, both on our own and in cooperative programs with certain of our retailers, through a merchandizing campaign, as well as through in-store merchandizing and training programs.

Our Zinc-Air cells are produced using a custom-designed, high-capacity automatic line designed, engineered and custom-built for our needs.

During 2001, we continued to invest in strengthening our intellectual property position. We have 33 unexpired U.S. patents and 15 corresponding European patents issued covering general aspects and various applications of our zinc-air technology. We also have more than 50 new applications filed, focusing specifically on Instant Power chargers and batteries for consumer electronic devices and cellphones.

Our Electric Vehicle Division is continuing its American all-electric transit bus development project, subcontracted by the Federal Transit Administration (FTA). We successfully completed phase I of the FTA program in June 2000, and are now engaged in Phase II of the program, which focuses on conducting evaluation of the system and vehicle performance, including track testing and limited on-road demonstrations, enhancing the all-electric propulsion system developed in Phase I, including incorporating ultracapacitors and associated interface controls, and testing and evaluating the zinc-air fuel cell system.

In August 2001, we announced that we had successfully completed the performance testing of our zinc-air electric bus. In the final performance test, the bus was driven a record-breaking total of 110 miles, more than 100 of them under the rigorous stop-and-go driving conditions of the Society of Automotive Engineers' Central Business District (CBD) cycle, and with a load simulating 150% of the passenger payload for which the bus was designed. The bus was designed to be driven for 95 miles on the CBD cycle with a 50% passenger load. The most recent testing took place at Rome, New York, on a taxiway of the former Griffiss Air Force Base, and included evaluation of constant-speed driving and acceleration tests. We conducted the first public on-road demonstration drives of our zinc-air electric bus on the streets of Las Vegas, Nevada on November 27, 2001 to conclude the first milestone of our Phase 2 agreement with the FTA to demonstrate and evaluate the all-electric zinc-air transit bus.

Our Defense and Security Products Division is continuing with the production of zinc-air fuel cell packs for the U.S. Army's Communications Electronics Command (CECOM). The 12/24 volt, 800 watt-hour battery pack for battlefield power, which is based on our zinc-air fuel cell technology, is approximately the size and weight of a notebook computer. The battery is based on a new generation of lightweight, 30 ampere-hours cells developed by us for both military and future commercial products with high energy requirements. Additionally, the Defense and Security Products Division is continuing with the introduction of the new emergency lights for the marine life jackets market.

We have experienced significant fluctuations in the sources and amounts of our revenues and expenses, and we believe that the following comparisons of results of operations for the periods presented do not necessarily provide a meaningful indication of our development. During these periods, we have received periodic lump-sum payments relating to licensing and other revenues from our strategic partners, which have been based on the achievement of certain milestones, rather than ratably over time. Our expenses have been based upon meeting the contractual requirements under our agreements with various strategic partners and, therefore, have also varied according to the timing of activities, such as the need to provide prototype products and to establish and engineer refueling and regeneration facilities. Our research and development expenses have been offset, to a limited extent, by the periodic receipt of research grants from Israel's Office of the Chief Scientist. We expect that, because of these and other factors, including general economic conditions and delays due to legislation and regulatory and other processes and the development of competing technologies, future results of operations may not necessarily be meaningfully compared with those of current and prior periods. Thus, we believe that period-to-period comparisons of its past results of operations should not necessarily be relied upon as indications of future performance.

We incurred significant operating losses for the years ended December 31, 2001, 2000 and 1999. While we expect to continue to derive revenues from the sale of chargers and batteries for portable electronic devices, components of the Electric Fuel Electric Vehicle System, including refueling and Electric Fuel services and defense and safety products that we manufacture, as well as from licensing rights to our technology to third parties, there can be no assurance that we will ever derive such revenues or achieve profitability.

Functional Currency

We consider the United States dollar to be the currency of the primary economic environment in which we and EFL operate and, therefore, both we and EFL have adopted and are using the United States dollar as our functional currency. Further, we believe that the operations of EFL's subsidiaries are an integral part of the Israeli operations. Transactions and balances originally denominated in U.S. dollars are presented at the original amounts. Gains and losses arising from non-dollar transactions and balances are included in net income.

Results of Operations

Fiscal Year 2001 compared to Fiscal Year 2000

Revenues. Revenues for the year ended December 31, 2001 totaled $4.0 million, compared to $4.1 million for 2000, a decrease of $21,000.

During 2001, we recognized revenues from the sale of consumer batteries, lifejacket lights and portable high-power zinc-air fuel cell packs for military use. We also recognized revenues from subcontracting fees received in connection with the United States Department of Transportation (DOT) program which began in 1998 and, after we completed Phase I in July of 2000, was extended in the fourth quarter of 2000. We participate in this program as a member of a consortium seeking to demonstrate the ability of the Electric Fuel battery system to power a full-size, all-electric transit bus. The total program cost of Phase II is approximately $2.7 million, 50% of which will be covered by the DOT subcontracting fees. Subcontracting fees cover less than all of the expenses and expenditures associated with our participation in the program. We also received electric vehicle revenues during 2001 from our German consortium (EFRB) project. In 2000, we derived revenues principally from the sale of lifejacket lights and consumer batteries. Additionally, we also recognized revenues from activities related to the DOT program.

In 2001, revenues were $1.9 million for the Instant Power Division (compared to $2.6 million in 2000, a decrease of $625,000, or 27%), $894,000 for the Electric Vehicle Division (compared to $310,000 in 2000, an increase of $584,000, or 188%) and $1.2 million for the Defense and Security Products Division (formerly known as the Defense and Safety Products Division) (compared to $1.2 million in 2000).

Cost of revenues and gross loss. Cost of revenues totaled $7.1 million during 2001, compared to $4.2 million in 2000, an increase of $2.9 million, or 69%. This increase was the result of increased number of units produced in 2001, as well as a mark-down and write-off of certain inventory as a result of price reductions. Gross loss was $3.0 million during 2001, compared to $135,000 during 2000, an increase of $2.9 million.

Research and development expenses, net. Research and development expenses less royalty-bearing grants for 2001 were $3.5 million, compared to $4.6 million in 2000, a decrease of $1.1 million, or 24%.

Research and development expenses were reduced by $705,000 during 2001 as a result of recognition of grants from the Office of the Chief Scientist of the Ministry of Industry and Trade. Our 2001 research and development grant applications have been approved by the Research Committee of the Office of the Chief Scientist of the Ministry of Industry and Trade. As a result, royalty-bearing grants of $705,000 from the Chief Scientist were recognized during 2001 (compared to $763,000 in 2000, a decrease of $58,000, or 8%) to offset research and development expenses. In addition, $0 of royalty bearing grants from the BIRD Foundation were recognized during 2001 (compared to $195,000 in 2000). Research and development expenses and cost of operations related to Instant Power and Security applications are expected to continue to increase for 2002, as we intensify our efforts in these new areas.

Direct expenses for our three divisions for the fiscal year ended December 31, 2001 were $13.8 million for the Instant Power Division ($10.2 million in 2000, an increase of $3.6 million, or 35%), $907,000 for the Electric Vehicle Division ($473,000 in 2000, an increase of $434,000, or 92%), and $1.4 million for the Defense and Security Products Division ($1.1 million in 2000, an increase of $268,000, or 24%). The increase of expenses in the Electric Vehicle Division and the Instant Power Division was the result of progress that was made in phase II of the FTA program and the German program, and an increased number of units produced in our Instant Power Division.

Net costs of fixed assets (net of accumulated depreciation) at December 31, 2001 in the Instant Power, Electric Vehicle and Defense and Security Products Divisions were $5.0 million, $666,000 and $322,000, respectively.

Selling expenses. Selling expenses for the year ended December 31, 2001 were $6.3 million, compared to $4.2 million in 2000, an increase of $2.1 million, or 50%, primarily attributable to increased sales and marketing expenses in the Instant Power Division. We expect further increases in selling expenses, particularly with respect to marketing expenses, as we continue to market our products to consumers and expand the applications for our technology.

General and administrative expenses. General and administrative expenses for 2001 were $4.8 million compared to $3.6 million in 2000, an increase of $1.2 million, or 31%.

Financial income. Financial income, net of interest expenses and exchange differentials, totaled approximately $263,000 in 2001 compared to $544,000 in 2000, a decrease of $281,000, or 52%, due primarily to lower interest rates and lower balances of invested funds as a result of our use of the proceeds of private placements of our securities conducted in May and November 2000, which was only partially offset by income from the proceeds of private placements of our securities conducted in May, November and December 2001, as well as a decrease in interest income from certain shareholder loans.

Income taxes. We and our Israeli subsidiary EFL incurred net operating losses or had earnings arising from tax-exempt income during 2001 and 2000 and, accordingly, we were not required to make any provision for income taxes. Taxes in these entities incurred in 2001 and 2000 are primarily composed of United States federal alternative minimum taxes.

Net loss. Due to the factors cited above, we reported a net loss of $17.3 million in 2001, compared to a net loss of $12.0 million in 2000, an increase of $5.3 million, or 44%.

Fiscal Year 2000 compared to Fiscal Year 1999

Revenues. Revenues for the year ended December 31, 2000 totaled $4.1 million, compared to $2.7 million for 1999, an increase of $1.4 million, or 52%. This increase was the result of an increase in revenues from the Instant Power Division that resulted from increased marketing of our Instant Power batteries for cellular phones, an increase that was only partly offset by the completion of phase I of the FTA program and the concomitant drop-off in revenues in the Electric Vehicle Division attributable to that program.

During 2000, we recognized revenues from the sale of lifejacket lights and sale of consumer batteries. We also recognized revenues from subcontracting fees received in connection with the United States Department of Transportation (DOT) program which began in 1998 and, after we completed Phase I in July of 2000, was extended in the fourth quarter of 2001. We participate in this program as a member of a consortium seeking to demonstrate the ability of the Electric Fuel battery system to power a full-size, all-electric transit bus. The total program cost of Phase II is approximately $2.7 million, 50% of which will be covered by the DOT subcontracting fees. Subcontracting fees cover less than all of the expenses and expenditures associated with our participation in the program. In 1999, we derived revenues principally from the sale of lifejacket lights and consumer batteries. Additionally, we also recognized revenues from activities related to the DOT program.

In 2000, revenues were $2.6 million for the Instant Power Division (compared to $0.3 million in 1999, an increase of $2.3 million, or 905%), $0.3 million for the Electric Vehicle Division (compared to $1.2 million in 1999, a decrease of $0.9 million, or 75%), and $1.2 million for the Defense and Safety Division (compared to $1.0 million in 1999, an increase of $0.2 million, or 19%).

Research and development expenses and cost of revenues. Research and development expenses and cost of revenues totaled $8.8 million during 2000, compared with $6.6 million during 1999 an increase of $2.2 million, or 33%. This increase was primarily the result of an increase in operations and engineering costs related to new product development, and the ramping up of our automated production line. In 1999, we believed that, given our stage of development, it was not yet meaningful to distinguish between research and development expenses and cost of revenues. We did distinguish between research and development expenses and cost of revenues in 2000. In addition to the increase in the overall research and development expenses in 2000, the internal division of expenses also changed between 1999 and 2000. This was principally attributable to a reduction of expenses related to Electric Vehicle battery development. This overall reduction was partially offset by significant increases in the costs associated with consumer product development and the production of increased quantities of lifejacket lights in the Defense and Safety Division.

Research and development expenses were reduced by $1.0 million during 2000 as a result of recognition of grants from the Office of the Chief Scientist of the Ministry of Industry and Trade and the BIRD Foundation. Our 2000 research and development grant applications have been approved by the Research Committee of the Office of the Chief Scientist of the Ministry of Industry and Trade. As a result, royalty-bearing grants of $763,000 from the Chief Scientist were recognized during 2000 (compared to $926,000 in 1999, a decrease of $233,000, or 18%) to offset research and development expenses. In addition, $195,000 of royalty bearing grants from the BIRD Foundation were recognized during 2000 (compared to $277,000 in 1999, a decrease of $82,000, or 30%). Research and development expenses and cost of operations related to Instant Power and Defense and Safety applications are expected to continue to increase for 2001, as we intensify our efforts in these new areas.

Direct expenses for our three divisions for the fiscal year ended 2000 were $10.2 million for the Instant Power Division ($3.0 million in 1999, an increase of $7.2 million, or 240%), $0.5 million for the Electric Vehicle Division ($2.7 million in 1999, a decrease of $2.2 million, or 81%), and $1.1 million for the Defense and Safety Division ($1.2 million in 1999, a decrease of $0.1 million, or 8%). The shift in expenses from the Electric Vehicle Division to the Instant Power Division was the result of the completion of phase I of the FTA program and the increased marketing of our Instant Power batteries for cellular phones, as discussed above.

Net costs of fixed assets (net of accumulated depreciation) at December 31, 2000 in the Instant Power, Electric Vehicle and Defense and Safety Divisions were $4.5 million, $0.9 million and $0.4 million, respectively.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2000 were $7.8 million, compared to $3.2 million in 1999, an increase of $4.6 million, or 144%. This increase was primarily attributable to increased sales and marketing expenses in the Instant Power Division during 2000. We expect additional increases in selling, general and administrative expenses during 2001, particularly relating to marketing expenses in consumer battery applications, as we continue to expand the applications for our technology.

Financial income. Financial income, net of interest expense, exchange differentials, bank charges, and other fees, totaled approximately $544,000 in 2000, compared to $190,000 in 1999, an increase of $354,000, or 186%, due primarily to higher balances of invested funds as a result of the deposit of the proceeds of private placements of our securities conducted in 2000.

Income taxes. We and our Israeli subsidiary EFL incurred net operating losses or had earnings arising from tax-exempt income during the years ended December 31, 2000 and 1999 and, accordingly, we were not required to make any provision for income taxes. Taxes in these entities incurred in 2000 and 1999 are primarily composed of United States federal alternative minimum taxes.

Net losses. Due to the factors cited above, we reported a net loss of $12.0 million in 2000, compared with a net loss of $6.9 million in 1999, an increase of $5.1 million, or 74%.

Liquidity and Capital Resources

As of December 31, 2001, we had cash and cash equivalents of approximately $12.7 million, compared with $11.6 million as of December 31, 2000, an increase of $1.1 million, or 9%. The increase in cash was primarily the result of the private placements of our securities described below.

We used available funds in 2001 primarily for continued research and development expenditures, and other working capital needs. We increased our investment in fixed assets by $1.3 million during the year ended December 31, 2001, primarily in the Instant Power Division. Our fixed assets amounted to $6.7 million as at year end.

Our Israeli subsidiary EFL presently has a line of credit with the First International Bank of Israel Ltd. (FIBI) of up to $750,000, secured by such security as we and the bank shall agree upon from time to time. This credit facility imposes financial and other covenants on EFC and EFL. As of December 31, 2001, the bank had issued letters of credit and bank guarantees totaling approximately $36,000.

During 2001, certain of our employees exercised options under our registered employee stock option plan. The proceeds to us from the exercised options are approximately $206,000.

On November 21, 2001 we issued and sold to Orsay Services Inc., for an aggregate purchase price of $2,000,000, an aggregate of 1,503,759 shares of common stock.

On December 5, 2001 we issued and sold to Vertical Ventures International, for an aggregate purchase price of $2,000,000, an aggregate of 1,190,476 shares of common stock.

We have no long term debt outstanding, and we are using our cash reserves and revenues from operations primarily to continue development of chargers and batteries for consumer electronic devices, as well as to participate in the FTA Electric Vehicle program. Furthermore, in the third quarter of 2000, we established a commercial production line and we are preparing for market penetration of our new Instant Power zinc-air chargers and batteries for several models of cellular telephones and PDAs.

Approximately 28.3% of the stock of our Israeli-based subsidiary EFL is now owned (directly, indirectly or by application of certain attribution rules) by four United States citizens. If at any time in the future, more than 50% of either (i) the voting power of our stock, or (ii) the total value of our stock, is held or deemed to be held by five or fewer individuals (including, if applicable, those individuals who currently own an aggregate of 28.3% of our stock) who are United States citizens or residents, EFL would satisfy the foreign personal holding company stock ownership test under the Internal Revenue Code and we could be subject to additional U.S. taxes on any undistributed foreign personal holding company income of EFL. For 2001, EFL had no income which would qualify as undistributed foreign personal holding company income. However, no assurance can be given that in the future EFL will not have income that qualifies as undistributed foreign personal holding company income.

We believe that our present cash position and cash flows from operations will be sufficient to satisfy our estimated cash requirements through the next year. We are seeking additional funding, including through the issuance of equity or debt securities. However, there can be no assurance that we will obtain any such additional funding. If additional funding is not secured, we intend to further modify, reduce, defer or eliminate certain of our anticipated future commitments and/or programs, in order to continue future operations.

Impact of Inflation and Currency Fluctuations

Historically, the majority of our revenues have been in U.S. dollars. The United States dollar cost of our operations in Israel, with regard to expenses incurred in NIS, is influenced by the extent to which an increase in the rate of inflation in Israel is not offset by the devaluation of the NIS in relation to the dollar. In the past two years, inflation in Israel has been more than fully compensated by the devaluation of the NIS and, accordingly, the dollar cost of our NIS expenses has decreased. Even if the recent trend is reversed (as was the case in previous years), we do not believe that continuing inflation in Israel or delays in the devaluation of the NIS are likely to have a material adverse effect on us, except to the extent that such circumstances have an impact on Israel's economy as a whole. In the years ended December 31, 2001, 2000 and 1999, the annual rates of inflation in Israel were 1.3%, 0.0% and 1.3%, respectively, compared to the devaluation of the NIS against the dollar during such periods of 9.3%, (2.7)% and 0.0%, respectively.

Effective Corporate Tax Rate

Our production facilities in Israel have been granted "Approved Enterprise" status under the Israel Law for Encouragement of Capital Investments, 5719-1959, and consequently are eligible for certain tax benefits for seven to ten years after they first generate taxable income (provided the maximum period as prescribed by law has not elapsed). We have elected to receive a grant of funds together with a reduced tax rate for the aforementioned period.

EFL's effective corporate tax rate may be affected by the classification of certain items of income as being "approved income" for purposes of the Approved Enterprise law, and hence subject to a lower tax rate (25% to 10%, depending on the extent of foreign ownership of EFL – presently 15%) than is imposed on other forms of income under Israeli law (presently 36%). The effective tax upon income we distribute to our stockholders would be increased as a result of the withholding tax imposed upon dividends distributed by EFL to EFC, resulting in an overall effective corporate tax rate of approximately 28% for income arising from EFL's Approved Enterprises and 44% regarding other income.

EFC and EFL have incurred net operating losses or had earnings arising from tax-exempt income during the years ended December 31, 2001, 2000 and 1999 and accordingly no provision for income taxes was required. Taxes in these entities paid in 2001, 2000 and 1999 are primarily composed of United States federal alternative minimum taxes.

As of December 31, 2001, we had U.S. net operating loss carry forwards of approximately $7.0 million that are available to offset future taxable income, expiring primarily in 2015, and foreign net operating loss carry forwards of approximately $75.0 million, which are available indefinitely to offset future taxable income.

ERNST & YOUNG

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

ELECTRIC FUEL CORPORATION

We have audited the accompanying consolidated balance sheets of Electric Fuel Corporation (the "Company") and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Tel Aviv, Israel
January 29, 2002

KOST FORER & GABBAY
A Member of Ernst & Young International

ELECTRIC FUEL CORPORATION AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
	U.S. dollars	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 12,671,754	$ 11,596,225
Trade receivables (net of allowance for doubtful accounts in the amounts of $444,534 and $107,388 as of December 31, 2001 and 2000, respectively and allowance for returns in the amounts of $834,000 and $793,600 as of December 31, 2001 and 2000, respectively)	1,230,259	2,212,434
Other accounts receivable and prepaid expenses (Note 3)	714,946	2,418,715
Inventories (Note 4)	3,472,197	3,208,948
Total current assets	18,089,156	19,436,322
NOTES RECEIVABLE FROM SHAREHOLDERS (Note 5)	501,288	778,677
SEVERANCE PAY FUND	1,078,131	995,283
PROPERTY AND EQUIPMENT, NET (Note 6)	6,739,665	6,446,064
	$ 26,408,240	$ 27,656,346

The accompanying notes are an integral part of the consolidated financial statements.

ELECTRIC FUEL CORPORATION AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2001	2000
	U.S. dollars	
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade payables	$ 1,824,957	$ 3,242,460
Other accounts payable and accrued expenses (Note 8)	1,730,799	1,544,975
Total current liabilities	3,555,756	4,787,435
ACCRUED SEVERANCE PAY	3,444,427	2,790,542
COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)		
SHAREHOLDERS' EQUITY (Note 10):		
Share capital		
Common stock – $0.01 par value each; Authorized: 100,000,000 shares as of December 31, 2001 and 2000; Issued: 29,059,469 shares and 21,422,691 shares as of December 31, 2001 and 2000, respectively Outstanding – 28,504,136 shares and 21,417,358 shares as of December 31, 2001 and 2000, respectively	290,596	214,227
Preferred shares – $ 0.01 par value each; Authorized: 1,000,000 shares as of December 31, 2001 and 2000; No shares issued and outstanding as of December 31, 2001 and 2000	–	–
Additional paid-in capital	104,254,109	87,658,990
Accumulated deficit	(80,736,461)	(63,449,673)
Deferred stock compensation	(18,000)	(17,240)
Treasury stock, at cost (common stock – 555,333 shares and 5,333 shares as of December 31, 2001 and 2000, respectively)	(3,537,106)	(37,731)
Notes receivable from shareholders	(845,081)	(4,290,204)
Total shareholders' equity	19,408,057	20,078,369
	$ 26,408,240	$ 27,656,346

The accompanying notes are an integral part of the consolidated financial statements.

ELECTRIC FUEL CORPORATION AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,		
	2001	2000	1999
	U.S. dollars (except for share data)		
Revenues	$ 4,032,888	$ 4,053,562	$ 2,693,998
Cost of revenues *)	7,053,602	4,188,442	–
Gross profit (loss) *)	(3,020,714)	(134,880)	2,693,998
Research and development, net (Note 12a) *)	3,512,084	4,588,137	6,631,075
Sales and marketing expenses	6,255,703	4,160,902	760,359
General and administrative expenses	4,760,866	3,641,220	2,402,284
Total operating costs and expenses	14,528,653	12,390,259	9,793,718
Operating loss	(17,549,367)	(12,525,139)	(7,099,720)
Financial income, net (Note 12b)	262,579	544,181	190,049
Loss before taxes on income	(17,286,788)	(11,980,958)	(6,909,671)
Taxes on income (Note 11)	–	–	6,017
Net loss	$ (17,286,788)	$ (11,980,958)	$ (6,915,688)
Basic and diluted net loss per share	$ (0.71)	$ (0.62)	$ (0.48)
Weighted average number of shares used in computing basic and diluted net loss per share	24,200,184	19,243,446	14,334,277

*) In 1999 the Company's cost of revenues were included in research and development costs (see Note 2k).

The accompanying notes are an integral part of the consolidated financial statements.

ELECTRIC FUEL CORPORATION AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common shares		Additional paid-in capital	Accumulated deficit	Deferred stock compensation	Accumulated other comprehensive income (loss)	Treasury stock	Total comprehensive loss	Notes receivable from shareholders	Total shareholders' equity
	Shares	Amount								
		U.S. dollars								
Balance as of December 31, 1998	14,303,387	$ 143,034	$ 57,398,814	$ (44,553,027)	–	$ (1,943)	$ (1,806,481)		$ (598,885)	$ 10,581,512
Comprehensive loss:										
Net realized losses on available-for-sale securities, net	–	–	–	–	–	1,943	–	$ 1,943	–	1,943
Net loss	–	–	–	(6,915,688)	–	–	–	(6,915,688)	–	(6,915,688)
Issuance of shares, net	1,425,000	14,250	(* 1,279,201	–	–	–	(* 1,768,750		(2,435,950)	626,251
Accrued interest on notes receivable from shareholders	–	–	–	–	–	–	–		(51,659)	(51,659)
Total comprehensive loss								$ (6,913,745)		
Balance as of December 31, 1999	15,728,387	157,284	58,678,015	(51,468,715)	–	–	(37,731)		(3,086,494)	4,242,359
Payment of interest and principal on notes receivable from shareholders	–	–	–	–	–	–	–		2,705,052	2,705,052
Issuance of shares, net	2,512,952	25,130	18,774,023	–	–	–	–		–	18,799,153
Exercise of options and warrants	3,181,352	31,813	9,373,650	–	–				(3,723,456)	5,682,007
Deferred stock compensation	–	–	64,174	–	(64,174)	–	–		–	–
Amortization of deferred stock compensation	–	–	–	–	46,934	–	–		–	46,934
Amortization of compensation related to options issued to consultants	–	–	769,128	–	–	–	–		–	769,128
Accrued interest on notes receivable from shareholders	–	–	–	–	–	–	–		(185,306)	(185,306)
Net loss	–	–	–	(11,980,958)	–	–	–	(11,980,958)	–	(11,980,958)
Total comprehensive loss								$ (11,980,958)		
Balance as of December 31, 2000	21,422,691	$ 214,227	$ 87,658,990	$ (63,449,673)	$ (17,240)	$ –	$ (37,731)		$ (4,290,204)	$ 20,078,369

*) Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

ELECTRIC FUEL CORPORATION AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common stock		Additional paid-in capital	Accumulated deficit	Deferred stock compensation	Treasury stock	Total comprehensive loss	Notes receivable from shareholders	Total shareholders' equity
	Shares	Amount							
		U.S. dollars							
Balance as of December 31, 2000	21,422,691	$ 214,227	$ 87,658,990	$ (63,449,673)	$ (17,240)	$ (37,731)	–	$ (4,290,204)	$ 20,078,369
Purchase of common shares from shareholders and repayment of the related interest and principal of notes from shareholders	–	–	228,674	–	–	(3,499,375)	–	3,470,431	199,730
Issuance of shares, net	7,083,480	70,836	14,844,887	–	–	–	–	18,000	14,933,723
Exercise of options and warrants	553,298	5,533	1,348,756	–	–	–	–	(43,308)	1,310,981
Deferred stock compensation	–	–	11,807	–	(11,807)	–	–	–	–
Amortization of deferred stock compensation	–	–	–	–	11,047	–	–	–	11,047
Amortization of compensation related to options issued to consultants	–	–	160,995	–	–	–	–	–	160,995
Net loss	–	–	–	(17,286,788)	–	–	(17,286,788)	–	(17,286,788)
Write-off of loans receivable from shareholders									
Total comprehensive loss							$ 17,286,788		
Balance as of December 31, 2001	29,059,469	$ 290,596	$ 104,254,109	$ (80,736,461)	$ (18,000)	$ (3,537,106)		$ (845,081)	$ 19,408,057

The accompanying notes are an integral part of the consolidated financial statements.

ELECTRIC FUEL CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2001	2000	1999
		U.S. dollars	
Cash flows from operating activities:			
Net loss	$ (17,286,788)	$ (11,980,958)	$ (6,915,688)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	980,008	753,910	710,759
Accrued severance pay, net	571,037	249,195	(298,056)
Amortization of deferred stock compensation	11,047	46,934	–
Compensation expenses and write-off of notes receivable from shareholders	471,619	–	–
Compensation expenses related to options issued to consultants	160,995	769,128	–
Amortization of compensation related to shares issued to consultants	15,488	–	–
Accrued interest on notes receivable from shareholders	–	(230,924)	(51,659)
Decrease (increase) in trade receivables and other accounts receivable and prepaid expenses	2,674,104	(2,657,682)	464,056
Increase in inventories	(263,249)	(2,163,468)	(670,937)
Increase (decrease) in trade payables and other accounts payable and accrued expenses	(1,037,635)	1,257,016	1,200,315
Decrease in deferred revenues	–	–	(136,549)
Other	813	(6,330)	(2,761)
Net cash used in operating activities	(13,702,561)	(13,963,179)	(5,700,520)

The accompanying notes are an integral part of the consolidated financial statements.

ELECTRIC FUEL CORPORATION AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2001	2000	1999
		U.S. dollars	
Cash flows from investing activities:			
Purchase of property and equipment	(1,275,303)	(2,858,512)	(1,473,444)
Payment to suppliers for purchase of property and equipment	(227,230)	–	–
Loans granted to shareholders	–	(958,156)	–
Repayment of loans granted to shareholders	–	225,097	–
Proceeds from sale of property and equipment	40,217	57,867	34,643
Proceeds from sale of available-for-sale marketable securities	–	–	3,702,411
Net cash provided by (used in) investing activities	(1,462,316)	(3,533,704)	2,263,610
Cash flows from financing activities:			
Proceeds from issuance of shares, net	14,923,925	18,150,710	750,000
Proceeds from exercise of options and warrants	1,310,981	5,681,701	–
Payment of interest and principal on notes receivable from shareholders	5,500	2,705,052	–
Net cash provided by financing activities	16,240,406	26,537,463	750,000
Increase (decrease) in cash and cash equivalents	1,075,529	9,040,580	(2,686,910)
Cash and cash equivalents at the beginning of the year	11,596,225	2,555,645	5,242,555
Cash and cash equivalents at the end of the year	$ 12,671,754	$ 11,596,225	$ 2,555,645
Supplementary information on non-cash activities:			
Purchase of property and equipment against trade payables	$ 39,336	$ 227,230	$ –
Purchase of treasury stock in respect of notes receivable from shareholders	$ 3,499,375	$ –	$ –
Issuance of shares (including additional paid-in capital) against notes receivable.	$ –	$ –	$ 2,435,950
Issuance of shares in respect of prepaid expenses	$ –	$ 525,000	$ –
Exercise of options and warrants against notes receivable	$ 43,308	$ 3,704,076	$ –
Liabilities in respect of share issuance expenses	$ –	$ –	$ 123,749
Supplemental disclosure of cash flows activities:			
Cash paid during the year for:			
Interest	$ 19,106	$ 25,537	$ 38,202
Income taxes	$ 25,000	$ 34,149	$ 23,430

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1:- GENERAL

Electric Fuel Corporation ("EFC," "Electric Fuel," or the "Company") and its subsidiaries are engaged in the design, development and commercialization of its proprietary zinc-air battery technology for portable consumer electronic devices such as cellular telephones products, as well as for electric vehicles and defense applications. The Company is primarily operating through Electric Fuel Ltd. ("EFL") a wholly-owned Israeli based subsidiary. The Company's production and research and development are primarily located in Israel.

In November 2000, the Company established a wholly-owned subsidiary in the U.K ("EFL U.K."). The Company has two wholly-owned non-operating subsidiaries, in Germany ("GmbH") and in the Netherlands ("BV"), as well as two subsidiaries in the United States: Electric Fuel Transportation Corp. (Delaware) and Instant Power Corporation (Delaware).

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b. Financial statements in U.S. dollars:

The Company's transactions are recorded in U.S. dollars, and its subsidiaries' transactions are recorded in new Israeli shekels and pounds sterling; however, the majority of EFL's sales are made outside Israel in U.S. dollars, and a substantial portion of EFL's costs is incurred in U.S. dollars. The majority of financial transactions of EFL UK is in U.S. dollars and a substantial portion of EFL UK's costs is incurred in U.S. dollars.

The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and each of its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with Statement No. 52 "Foreign Currency Translation" of the Financial Accounting Standard Board ("FASB"). All transaction, gains and losses from the remeasured monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

c. Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

d. Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e. Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs and write-down provisions are provided to cover risks arising from slow-moving items or technological obsolescence. Cost is determined as follows:

Raw and packaging materials – by the "moving average basis" method.
Work in progress – represents the cost of development in progress.
Finished products – on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

f. Property and equipment:

Property and equipment are stated at cost net of accumulated depreciation and investment grants.

Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

	%
Computers and related equipment	33
Motor vehicles	15
Office furniture and equipment	6 - 10
Machinery, equipment and installation	10 - 25 (mainly 10)
Leasehold improvements	Over the term of the lease

The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment fixed assets and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." For each of the three years ended December 31, 2001 the Company did not record any impairment losses on long-lived assets.

g. Revenue recognition:

Revenues from products are recognized in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements ("SAB No. 101") when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is fixed or determinable and collectibility is reasonably assured.

Revenues from long-term research and development agreements, subcontracted for the U.S. government, are recorded on a cost plus basis when services are rendered (see Note 9c).

The Company's provision for returns is provided in accordance with FAS 48 "Revenue Recognition when Right Of Return Exists," based on the Company's past experience. The Company accrues estimated sales returns upon recognition of sales.

Revenues from the development services of the production that require significant customization, integration and installation are recognized based on Statement of Position 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts," using contract accounting on a percentage of completion method, based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract and in accordance to the "Input Method."

h. Warranty costs:

The Company provides a warranty at no extra charge for one year. A provision is recorded in respect of probable costs in connection with warranties, based on the Company's experience.

i. Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." This Statement prescribes the use of the liability method, whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

j. Royalty-bearing grants:

Royalty-bearing grants from the Office of the Chief Scientist ("OCS") of the Israeli Ministry of Industry and Trade and from the Israel-U.S. Binational Industrial Research and Development Foundation ("BIRD-F") for funding approved research and development projects are recognized at the time the Company is entitled to such grants on the basis of the costs incurred, and included as a deduction of research and development costs.

k. Cost of revenues:

In 1999, the Company's cost of revenues were included in research and development costs, since the Company's production was integrated with the product development process, it was impossible to segregate the cost of revenues from the research and development expenses, since these expenses were interrelated by their nature.

l. Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables and notes receivable from shareholders. Cash and cash equivalents are invested in U.S. dollar deposits with major Israeli, U.S. and U.K. banks. Such deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located primarily in the United States and Europe. Management believes that credit risks are moderated by the diversity of its end customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral as deemed necessary. An allowance for doubtful accounts is determined with respect to those accounts that the Company has determined to be doubtful of collection.

The notes receivable from shareholders are from financially sound shareholders.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

m. Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of shares of common stock outstanding during each year. Diluted net loss per share is computed based on the weighted average number of shares of common stock outstanding during each year, plus dilutive potential shares of common stock considered outstanding during the year, in accordance with FASB Statement No. 128, "Earnings Per Share:"

All outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per common share because all such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share was 3,170,334, 2,812,725 and 2,820,679 for the years ended December 31, 2001, 2000 and 1999, respectively.

n. Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), are provided in Note 10.

The Company applies SFAS 123 and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to options issued to non-employees. SFAS 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

o. Advertising costs:

The Company and its subsidiaries expense advertising costs as incurred. Advertising expense for the years ended December 31, 2001, 2000 and 1999, was approximately $1,676,280 $1,453,025 and $364,957, respectively.

p. Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivable and trade payable approximate their fair value due to the short-term maturity of such instruments.

The carrying amount of the Company's long-term notes receivables from shareholders approximates their fair value. The fair value was estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar type of borrowing arrangements.

q. Severance pay:

The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The Company records as expense the net increase in its funded or unfunded severance liability. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. Deposits with severance pay funds and insurance policies are under the control of the Company.

In addition and according to certain employment agreements, the Company is obligated to provide for a special severance pay in addition to amounts due to certain employees pursuant to Israeli severance pay law. The Company has made a provision for this special severance pay. As of December 31, 2001 and 2000, the accumulated severance pay amounted to $1,975,535 and $1,586,372, respectively.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and include immaterial profits.

Severance expenses for the years ended December 31, 2001, 2000 and 1999, amounted to approximately $653,885, $430,943 and $203,690, respectively.

r. Research and development cost:

Research and development costs are charged to the statement of operation as incurred.

s. Impact of recently issued accounting standards:

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard No. 141 "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS 142 effective January 1, 2002. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company. Application of the non-amortization provisions of SFAS No. 142 may result in an increase in net income.

FASB recently issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS 144") that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. FASB's new rules on the asset impairment supersede FASB Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and portions of APB Opinion 30, "Reporting the Results of Operations." SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that must be met to classify an asset as "held-for-sale." Classification as "held-for-sale" is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. SFAS No. 144 also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required. The provisions of SFAS No. 144 are not expected to have a material effect on the Company's financial position or operating results.

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,	
	2001	2000
	U.S. dollars	
Government authorities	$ 425,593	$ 1,726,282
U.S. government	–	45,749
Employees	16,862	162,518
Prepaid expenses	241,150	299,082
Other	31,341	185,084
	$ 714,946	$ 2,418,715

NOTE 4:- INVENTORIES

Raw and packaging materials	$ 1,097,492	$ 1,581,048
Work in progress	356,152	457,319
Finished products	2,018,553	1,170,581
	$ 3,472,197	$ 3,208,948

NOTE 5:- NOTES RECEIVABLE FROM SHAREHOLDERS

In February and May 2000, two officers of the Company exercised options to purchase a total of 263,330 and 550,000, respectively, shares of the Company's common stock. In connection with such exercises, the Company granted loans to those two officers to cover their related tax liabilities. The loans were in the form of non- recourse promissory note in the total amount of $733,059 bearing interest at a rate equal to 4% over the then-current percentage increase in the Israeli consumer price index between the date of the loan and the date of the annual interest calculation. During 2001, 550,000 shares were repurchased from such officers, in exchange for repayment of the promissory notes and related tax liabilities.

NOTE 6:- PROPERTY AND EQUIPMENT, NET

a. Composition of property and equipment is as follows:

	December 31, 2001	December 31, 2000
	U.S. dollars	
Cost:		
Computers and related equipment	$ 786,158	$ 636,997
Motor vehicles	336,216	389,019
Office furniture and equipment	313,760	311,885
Machinery, equipment and installations	9,396,636	8,502,762
Leasehold improvements	888,841	732,291
	11,721,611	10,572,954
Accumulated depreciation:		
Computers and related equipment	566,290	445,209
Motor vehicles	62,523	139,024
Office furniture and equipment	180,498	162,530
Machinery, equipment and installations	3,526,145	2,826,656
Leasehold improvements	646,490	553,471
	4,981,946	4,126,890
Depreciated cost	$ 6,739,665	$ 6,446,064

b. Depreciation expense amounted to $980,008, $753,910 and $710,759, for the years ended December 31, 2001, 2000 and 1999, respectively.

As for liens, see Note 9d.

NOTE 7:- SHORT-TERM BANK CREDIT

The Company has an unused line of credit up to $750,000, secured by such security as the Company and the bank shall agree upon from time to time.

NOTE 8:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31, 2001	December 31, 2000
	U.S. dollars	
Employees and payroll accruals	$ 884,262	(* $ 591,992
Accrued vacation pay	419,679	388,350
Accrued expenses	221,653	(* 220,282
Advances from customers	98,070	–
Warranty	54,000	100,000
Royalties	46,955	62,000
Other	6,180	182,351
	$ 1,730,799	$ 1,544,975

* Reclassified

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES

a. Royalty commitments:

1. Under the Company's research and development agreements with the OCS, and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-3.5% of net sales of products developed with funds provided by the OCS, up to an amount equal to 100% of research and development grants received from the OCS (linked to the U.S. dollars. Amounts due in respect of projects approved after year 1999 also bear interest of the Libor rate).

2. EFL, in cooperation with a U.S. participant, has received approval from the BIRD-F for 50% funding of a project for the development of a hybrid propulsion system for transit buses. The maximum approved cost of the project is approximately $1.8 million, and the Company's share in the project costs is anticipated to amount to approximately $1.1 million, which will be reimbursed by BIRD-F at the aforementioned rate of 50%.

Royalties at rates of 2.5%-5% of sales are payable up to a maximum of 150% of the grant received, linked to the U.S. Consumer Price Index. Accelerated royalties are due under certain circumstances.

3. The Company is obligated to pay royalties only on sales of products in respect of which OCS and BIRD-F participated in their development. Should the project fail, the Company will not be obligated to pay any royalties.

Royalties paid or accrued for the years ended December 31, 2001, 2000 and 1999, to the OCS amounted to $75,791, $70,637 and $69,169, respectively and to BIRD-F $0 for each of the three years ended December 31, 2001.

As of December 31, 2001, total contingent liability to pay royalties are as follows: OCS (at 100%) – approximately $9,764,000; BIRD-F (at 150%) – approximately $772,000.

b. Lease commitments:

The Company and its subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2005. The minimum rental payments under non-cancelable operating leases are as follows:

	Year ended December 31, U.S. dollars
2002	438,761
2003	396,388
2004	214,199
2005	174,612
	1,223,960

Total rent expenses for the years ended December 31, 2001, 2000 and 1999, were approximately $456,701, $261,000 and $345,000, respectively.

Rental payments are primarily payable in Israeli currency, linked to the Israeli Consumer Price Index ("CPI").

c. Agreements with the Federal Transit Administration:

In 1998, the Company, in cooperation with U.S. participants entered into phase I of an agreement with the U.S. government (Department of Transportation – Federal Transit Administration) for performance of sub-contracted services in regard to the construction and operation of a passenger bus for the U.S. government.

The services are priced on a cost plus basis to be paid by the U.S. government and are limited to the maximum approved cost of the project which is approximately $2,000,000. The Company's share in the project is approximately $1,750,000.

Revenues in respect of phase I, for the year ended December 31, 2000 and 1999, were: $253,582 and $1,212,675, respectively.

During the last quarter of 2000, a phase II was signed, limited to maximum approved cost of the project which is approximately $1,361,000. The Company's share in the project is approximately $804,000. Revenues in respect of phase II, for the year ended December 31, 2001 were $422,998.

d. Liens:

As security for compliance with the terms related to the investment grants from the state of Israel, EFL has registered floating liens on all of its assets, in favor of the State of Israel.

e. Guarantees:

The Company obtained bank guarantees in the amount of $36,076, mainly in respect of lease agreements.

NOTE 10:- SHAREHOLDERS' EQUITY

a. Shareholders' rights:

The Company's shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company and right to receive dividends, if and when declared.

b. Financial transactions:

1. Non-recourse notes receivable from employee-shareholders arising from the purchase of 1,500,000 of the Company's shares, matured in 1998. The notes were renewed as recourse notes, due on December 31, 2007, bearing interest at a rate of 1% over the then-current federal funds rate of 5.5% or linked to the Israeli CPI, whichever is higher. In April 1998, the terms of the recourse notes were amended such that the Company would have recourse only to certain termination compensation due to the employee-shareholders (which exceeds the amounts outstanding under the notes), or if terminated for cause, the employee-shareholders would continue to be personally liable.

Additionally, the Company agreed to purchase Company shares from the employee-shareholders, at prevailing market prices, up to the full amount outstanding under the notes and to grant new options at exercise prices equal to prevailing market prices, in the amount that the shares were sold by the employee-shareholders.

In March 2000, the employee-shareholders exercised certain stock options. The proceeds from the sale of the shares were allocated to the repayment of the loan referred to above. As of December 31, 2001, there was no outstanding balance on the loan.

2. On December 3, 1999, two officers of the Company each purchased 125,000 shares of common stock out of the Company's treasury at the closing price of the common stock on December 2, 1999. Each such officer's purchase price of $167,975 was financed by the Company by a non-recourse note secured by the purchased shares bearing interest at 2%, with interest calculated and charged in advance based on a term of ten years.

3. On December 28, 1999, the Company entered into an agreement with a group of private investors, including Mr. Leon S. Gross, a director of Electric Fuel Corporation and one of the existing shareholders. Pursuant to the agreement, the Company issued 1,425,000 shares of Common stock for total purchase price of $2,850,000. The Company also issued warrants to purchase up to an additional 1,425,000 shares of the Company's common stock to the investors. Pursuant to the terms of these warrants, a total of 251,196 shares of common stock were issued to such warrant holders in 2000 on a cashless exercise basis. As of December 31, 2000, 1,050,000 warrants had been exercised, in addition to the warrants issued on a cashless basis.

4. On January 5, 2000, the Company entered into a Common Stock Purchase Agreement with a group of private investors. Pursuant to this agreement, on January 10, 2000, the Company issued 385,000 shares of common stock to the investors for a total purchase price of $962,500.

5. On February 9, 2000 and in May 2000, certain officers of the Company exercised options to purchase a total of 263,330 and 550,000, respectively, shares of the Company's common stock, paying the exercise price in the form of ten-years non-recourse promissory notes in an aggregate amount of $658,326 and $3,045,750, respectively. The notes are secured by the shares issued upon exercise of such options, bearing interest at a rate equal to the federal fund rate + 1%. Certain of these shares were repurchased from such officers in exchange for repayment of the promissory notes, as described in Note 10.b.10 below

6. On May 17, 2000, the Company entered into an agreement with an investor, pursuant to which the Company issued 1,000,000 shares of common stock to the investor, at a price of $10.00 per share, for a total purchase price of $10,000,000. In addition, the Company subsequently issued an additional 92,952 shares of common stock pursuant to the anti-dilution calculation stated in the share purchase agreement with the investor.

7. On May 25, 2000, the Company repriced 150,000 warrants from $6.60 per share to $4.95; these warrants were immediately exercised by the warrant holder. The Company also repriced 160,000 warrants held by this same warrant holder from $3.375 per share to $4.95. As a result of the forgoing, the Company recorded compensation in an amount of $26,260.

8. In June 2000, 35,000 shares of common stock were issued to a supplier. Accordingly, the Company recorded compensation expenses of $405,000 and prepaid expenses of $120,000 as of December 31, 2000.

9. On November 17, 2000, the Company entered into an agreement with a venture capital fund, pursuant to which the Company issued 1,000,000 shares of common stock to the investor, at a price of $8.375 per share, for a total purchase of $8,375,000. The Company also issued warrants to purchase an additional 1,000,000 shares of common stock to the investor, with exercise prices of between $11.31 and $12.56 per share. In addition, the Company issued warrants to purchase 150,000 shares of common stock with exercise prices of between $9.63 and $12.56 per share, to an investment banker involved in this agreement. Out of these warrants issued to the investor, 666,667 warrants expire on November 17, 2005 and 333,333 warrants expire on August 17, 2001. These warrants were subsequently re-priced, as described in Note 10.b.12 below and the 333,333 warrants that were to expire on August 17, 2001 were exercised for a total consideration of $840,000. Out of the 150,000 warrants issued to the investment banker, 100,000 warrants expire on November 17, 2005 and 50,000 warrants expire on August 17, 2001. These warrants were subsequently repriced, as described in Note 10.b.12 below, and the 50,000 warrants that were to expire on August 17, 2001 were extended to November 17, 2005. Such warrants are subject to typical antidilution provisions.

10. In February 2001, the Board of Directors of the Company, upon the recommendation of its Compensation Committee and with the agreement of the officers involved, purchased a total of 550,000 of the shares referred to in Note 10.b.5 above in exchange for repayment of the non-recourse notes from the officers in the amount of $3,499,375. $3,251,113 out of this amount relates to 550,000 shares from May 2000. The remaining amount of $248,262 represents repayment of other notes.

11. In May 2001, the Company issued a total of 4,045,454 shares of its common stock to a group of institutional investors at a price of $2.75 per share, or a total purchase price of $11,125,000. Additionally, the Company issued to these investors a total of 2,696,971 warrants to purchase shares of common stock at a price of $3.22 per share; these warrants are exercisable by the holder at any time after November 8, 2001 and will expire on May 8, 2006.

12. As part of the transaction described in the foregoing note, the Company, in May 2001, repriced the warrants referred to in Note 10.b.9 above. The exercise price of the warrants that were exercisable at $12.56 was reduced to $3.50 and $3.08, the exercise price of the warrants that were exercisable at $11.31 was reduced to $2.52 and the exercise price of the warrants that were exercisable at $9.63 was reduced to $3.08. Additionally, the Company issued to this investor an additional warrant to purchase 250,000 shares of common stock at an exercise price of $3.08 per share, expiring on May 3, 2006. The Company also issued to a financial consultant that provided certain consulting services concurrently with this transaction a total of 125,000 warrants to purchase shares of common stock at a price of $3.22 per share; these warrants are exercisable by the holder at any time after December 12, 2001 and will expire on June 12, 2006.

13. On September 17, 2001 the Company issued a consultant a total of 8,550 shares of its common stock in compensation for services rendered by such consultant for the Company for preparation of certain video point-of-purchase and sales demonstration materials. The Company recorded total compensation expenses of $15,488.

14. On September 17, 2001 the Company issued to a distributor a total of 337,571 shares of its common stock at its fair value.

15. On November 21, 2001, the Company issued a total of 1,503,759 shares of its common stock at a purchase price of $1.33 per share, or a total purchase price of $2,000,000, to a single institutional investor.

16. On December 5, 2001, the Company issued a total of 1,190,476 shares of its common stock at a purchase price of $1.68 per share, or a total purchase price of $2,000,000, to a single institutional investor.

c. Stock option plans:

1. The Company has adopted the following stock option plans, whereby options may be granted for purchase of shares of the Company's common stock. Under the terms of the employee plans, the Board of Directors or the designated committee will grant options and will

determine the vesting period and the exercise terms.

a) 1991 Employee Option Plan – 2,115,600 shares reserved for issuance, of which 33,692 are available for future grants to employees.

b) 1993 Employee Option Plan – as amended, 4,200,000 shares reserved for issuance, of which 300,526 are available for future grants to employees.

c) 1998 Employee Option Plan – as amended, 4,750,000 shares reserved for issuance, of which 2,846,388 are available for future grants to employees and consultants.

d) 1995 Non-Employee Director Plan – 1,000,000 shares reserved for issuance, of which 680,000 are available for future grants to directors. Directors receive an initial grant of options to purchase 25,000 shares of the Company's common stock and thereafter receive annual option grants to purchase 10,000 shares of common stock for serving on the Board of Directors. All employee options will be granted at fair market value.

2. Under these plans, options generally expire no later than 10 years from the date of grant. Each option can be exercised to purchase one share, conferring the same rights as the other common shares. Options that are cancelled or forfeited before expiration become available for future grants.

The options generally vest over a three-year period (33.3% per annum).

3. A summary of the status of the Company's plans and other share options (except for options granted to consultants) granted as of December 31, 2001, 2000 and 1999, and changes during the years ended on those dates, is presented below:

	2001		2000		1999	
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$		$
Options outstanding at beginning of year	2,624,225	$ 3.82	2,820,679	$ 3.44	2,964,255	$ 3.70
Changes during year:						
Granted (1)	2,172,314	$ 1.55	1,598,233	$ 4.58	496,475	$ 1.56
Exercised	(159,965)	$ 1.31	(1,715,628)	$ 3.84	–	–
Repriced:						
Old exercise price	–	–	(310,000)	$ 4.95	–	–
New exercise price	–	–	310,000	$ 4.95	–	–
Forfeited or canceled	(396,346)	$ 4.11	(79,059)	$ 4.93	(640,051)	$ 3.25
Options outstanding at end of year	4,240,228	$ 2.74	2,624,225	$ 3.82	2,820,679	$ 3.44
Options exercisable at end of year	2,643,987	$ 2.75	1,078,332	$ 3.81	2,082,390	$ 3.91

(1) Includes 1,189,749, 870,000 and 182,500 options granted to related parties in 2001, 2000 and 1999, respectively.

4. The following table summarizes information about options outstanding as of December 31, 2001:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at December 31, 2001	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2001	Weighted average exercise price
$		Years	$		$
0.3-2	2,268,819	9.01	1.38	1,389,764	1.35
3-4	463,909	4.79	2.99	406,961	2.99
4-6	1,437,500	8.40	4.58	787,262	4.68
6-8	60,000	3.02	7.43	50,000	7.53
8-	10,000	5.75	9.06	10,000	9.06
	4,240,228	8.25	2.74	2,643,987	2.75

The compensation cost that has been charged in the consolidated statements of operations in respect of options to employees in 2001, 2000 and 1999, was $11,047, $46,934 and $0, respectively. Such amount is presented as a reduction of shareholders' equity and is amortized ratably over the vesting period of the related options.

Weighted-average fair values and exercise price of options on dates of grant are as follows:

	Equals market price			Exceeds market price			Less than market price		
	Year ended December 31,			Year ended December 31,			Year ended December 31,		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Weighted average exercise prices	$1.579	$4.580	$1.560	$1.466	$7.125	–	$1.30	$5.270	–
Weighted average fair value on grant date	$0.50	$4.120	$1.320	$0.56	$3.760	–	$0.79	$6.600	–

Pro forma information under SFAS 123:

Pro forma information regarding net loss is required by SFAS No. 123 (for grants issued after December 1994), and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant, using the Black-Scholes Option Valuation Model, with the following weighted-average assumptions:

	2001	2000	1999
Dividend yield	0%	0%	0%
Expected volatility	58%	95%	120%
Risk-free interest	2-5%	6.5%	5.5%
Expected life of up to	3 years	10 years	10 years

	2001		2000		1999	
	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma
	U.S. dollars					
Net loss	$ (17,286,788)	$ (20,175,934)	$ (11,980,958)	$ (14,006,038)	$ (6,915,688)	$ (8,367,584)
Basic and diluted net loss per share	$ (0.71)	$ (0.83)	$ (0.62)	$ (0.73)	$ (0.48)	$ (0.58)

5. Options issued to consultants:

a) The Company's outstanding options to consultants as of December 31, 2001, are as follows:

Issuance date	Options for common shares	Average exercise price per share	Options exercisable	Average exercise price per share	Exercisable through
		$		$	
Previous years	113,500	4.99	113,500	4.99	2010
February 2001	100,000	7.40	–	–	2010
August 2001	30,000	1.43	10,000	1.43	2004

b) The Company had accounted for its options to consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	2001	2000	1999
Dividend yield	0%	0%	0%
Expected volatility	82%	95%	120%
Risk-free interest	3.5-4.5%	6.5%	5.5%
Expected life of up to	1 year	5 years	10 years

c) In connection with the grant of stock options to consultants, the Company recorded stock compensation expenses totaling $160,995 and $796,128 for the years ended December 31, 2001 and 2000 respectively.

6. Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in U.S. dollars. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 11:– INCOME TAXES

a. Taxation of U.S. parent company (EFC):

As of December 31, 2001, EFC has operating loss carryforwards for U.S. federal income tax purposes of approximately $7 million, which are available to offset future taxable income, if any, expiring in 2015.

b. Israeli subsidiary (EFL):

1. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Investments Law"):

EFL's manufacturing facility has been granted "Approved Enterprise" status under the Investments Law, and is entitled to investment grants from the State of Israel of 38% on property and equipment located in Jerusalem, and 10% on property and equipment located at its plant in Beit Shemesh, and to reduced tax rates on income arising from the "Approved Enterprise," as detailed below.

The approved investment program is in the amount of approximately $500,000. EFL effectively operated the program during 1993, and is entitled to the tax benefits available under the Investments Law. EFL is entitled to additional tax benefits as a "foreign investment company," as defined by the Investments Law. In 1995, EFL received approval for a second "Approved Enterprise" program for investment in property and equipment, in the amount of approximately $6,000,000, and approval for grants at the abovementioned rates, for these approved property and equipment.

In 2000, EFL received approval for a third "Approved Enterprise" program for investment in property and equipment, in the amount of approximately $4,500,000, and approval for grants at the abovementioned rates, for these approved property and equipment.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Investments Law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises." In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2001, the Company had fulfilled all conditions.

The main tax benefits available to EFL are:

a) Reduced tax rates:

During the period of benefits (seven to ten years), commencing in the first year in which EFL earns taxable income from the "Approved Enterprise," a reduced corporate tax rate of between 10% and 25% (depending on the percentage of foreign ownership, based on present ownership percentages of 15%) will apply, instead of the regular tax rates (see 4, below).

The period of tax benefits, detailed above, is subject to limits of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. Hence, the first program will expire in the year 2004 and the second in the year 2008. The commencement of production according to the third program hasn't been determined yet by the investment center and so there is no ability to determine the period of the tax benefits according to this program. The benefits have not yet been utilized since the Company has no taxable income, since its incorporation.

b) Accelerated depreciation:

EFL is entitled to claim accelerated depreciation in respect of machinery and equipment used by the "Approved Enterprise" for the first five years of operation of these assets.

2. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985

Results for tax purposes are measured in real terms of earnings in NIS after certain adjustments for increases in the Consumer Price Index. As explained in Note 2b, the financial statements are presented in U.S. dollars. The difference between the annual change in the Israeli consumer price index and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

3. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

EFL is an "industrial company," as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation, as prescribed by regulations published under the inflationary adjustments law, the right to claim public issuance expenses and amortization of know-how, patents and certain other intangible property rights as deductions for tax purposes.

4. Tax rates applicable to income from other sources:

Income from sources other than the "Approved Enterprise," is taxed at the regular rate of 36%.

5. Tax rates applicable to income distributed as dividends by EFL:

The effective taxes on income distributed by EFL to its parent company, EFC, would increase as a result of the Israeli withholding tax imposed upon such dividend distributions. The overall effective tax rate on such distribution would be 28%, in respect to income arising from EFL's "Approved Enterprise," and 44% in respect of other income. EFL does not have any earnings available for distribution as dividend, nor does it intend to distribute any dividends in the foreseeable future.

6. Tax loss carryforwards:

As of December 31, 2001, EFL has operating loss carryforwards for Israeli tax purposes of approximately $75 million, which are available, indefinitely, to offset future taxable income.

c. European subsidiaries:

Income of the European subsidiaries, which is derived from intercompany transactions, is based on the tax laws in their countries of domicile.

d. Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets resulting from tax loss carryforward are as follows:

	December 31, 2001	December 31, 2000
	U.S. dollars	
Domestic income taxes:		
Deferred tax asset *)	$ 2,462,000	$ 862,750
Less – valuation allowance	(2,462,000)	(862,750)
	$ –	$ –
Foreign income taxes:		
Deferred tax asset *)	$ 10,178,000	$ 8,125,000
Less – valuation allowance	(10,178,000)	(8,125,000)
	$ –	$ –

*) Mainly in respect of loss carryforwards, deductible expenditures reported as a reduction of the proceeds from issuing shares, accrued severance pay and depreciation on property and equipment.

The Company and its subsidiaries provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized.

e. *Loss before taxes on income:*

	Year ended December 31		
	2001	2000	1999
		U.S. dollars	
Domestic	$ (5,828,828)	$ (2,021,661)	$ (232,205)
Foreign	(11,457,960)	(9,959,297)	(6,677,466)
	$ (17,286,788)	$ (11,980,958)	$ (6,909,671)

NOTE 12:- SELECTED STATEMENTS OF OPERATIONS DATA

	Year ended December 31		
	2001	2000	1999
		U.S. dollars	
a. Research and development, net (In 1999 included also COGS):			
Research and development costs	$ 4,199,891	$ 5,546,519	$ 7,834,051
Less royalty-bearing grants	687,807	958,382	1,202,976
	$ 3,512,084	$ 4,588,137	$ 6,631,075
b. Financial income, net:			
Financial expenses:			
Interest, bank charges and fees	$ (49,246)	$ (67,480)	$ (71,074)
Foreign currency translation differences	(16,003)	(219,043)	(32,661)
	(65,249)	(286,523)	(103,735)
Financial income:			
Interest	327,828	830,704	293,784
Total	$ 262,579	$ 544,181	$ 190,049

NOTE 13:– RELATED PARTY DISCLOSURES

	Year ended December 31,		
	2001	2000	1999
		U.S. dollars	
Transactions:			
Selling, general and administrative expenses	$ 32,850	$ 28,800	$ 15,750
Financial (expenses) income, net (see Note 5 and Note 10.b.5)	$ (36,940)	$ 230,924	$ 51,659

NOTE 14:– SEGMENT INFORMATION

a. General:

The Company operates primarily in three business segments (see Note 1 for a brief description of the Company's business) and follows the requirements of Statement of Financial Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131").

The Company's reportable segments are strategic business units that offer different products. They are managed separately because each business requires different marketing strategies.

b. The following is information about reported segment gains, losses and assets:

	Electric vehicles	Defense and security products	Consumer batteries	All other	Total
			U.S. dollars		
2001:					
Revenues from outside customers	$ 894,045	$ 1,199,587	$ 1,939,256	$ –	$ 4,032,888
Depreciation expense	(242,678)	(61,760)	(449,995)	(225,575)	(980,008)
Direct expenses (1)	(907,286)	(1,388,215)	(13,816,934)	(4,489,812)	(20,602,247)
Segment gross loss	$ (255,919)	$ (250,388)	$ (12,327,673)	$ (4,715,387)	(17,549,367)
Financial income, net					262,579
Net loss					$ (17,286,788)
Segment assets (2)	$ 665,736	$ 645,378	$ 8,180,795	$ 719,953	$ 10,211,862
Expenditures for segment assets	$ -	$ 21,376	$ 969,278	$ 323,985	$ 1,314,639
2000:					
Revenues from outside customers	$ 310,441	$ 1,168,054	$ 2,563,621	$ 11,446	$ 4,053,562
Depreciation expense	(249,796)	(60,612)	(239,668)	(203,834)	(753,910)
Direct expenses (1)	(472,770)	(1,120,020)	(10,246,938)	(3,985,063)	(15,824,791)
Segment gross loss	$ (412,125)	$ (12,578)	$ (7,922,985)	$ (4,177,451)	(12,525,139)
Financial income, net					544,181
Net loss					$ (11,980,958)
Segment assets (2)	$ 908,414	$ 556,863	$ 7,527,160	$ 662,575	$ 9,655,012
Expenditures for segment assets	$ –	$ 7,671	$ 2,767,083	$ 310,988	$ 3,085,742
1999:					
Revenues from outside customers	$ 1,229,854	$ 979,123	$ 254,991	$ 230,030	$ 2,693,998
Depreciation expense	(234,550)	(85,291)	(149,259)	(241,659)	(710,759)
Direct expenses (1)	(2,659,478)	(1,242,652)	(3,007,398)	(2,173,431)	(9,082,959)
Segment gross loss	$ (1,664,174)	$ (348,820)	$ (2,901,666)	$ (2,185,060)	(7,099,720)
Taxes on income					(6,017)
Financial income, net					190,049
Net loss					$ (6,915,688)
Segment assets	$ 1,129,771	$ 360,553	$ 1,516,519	$ 1,158,926	$ 4,165,769
Expenditures for segment assets	$ 221,808	$ 80,657	$ 942,450	$ 228,529	$ 1,473,444

(1) Including sales and marketing, general and administrative expenses.

(2) Including property and equipment and inventory.

c. Summary information about geographic areas:

The following presents total revenues according to end customers location for the years ended December 31, 2001, 2000 and 1999, and long-lived assets as of December 31, 2001, 2000 and 1999:

	2001		2000		1999	
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
	U.S. dollars					
U.S.A.	$2,055,773	$ 99,606	$ 2,664,105	$ 62,914	$2,282,643	$ 36,038
Germany	602,700	–	51,988	–	71,198	–
England	556,581	–	211,349	–	59,400	–
Other	817,834	6,640,059	(* 1,126,120	(* 6,383,150	(* 280,757	(* 4,129,731
	$4,032,888	$6,739,665	$ 4,053,562	$ 6,446,064	$2,693,998	$ 4,165,769

* Reclassified

d. Revenues from major customers:

	2001	2000	1999
		%	
Electric vehicles:			
Customer A	12%	–	–
Customer B	10%	6%	45%
Defense and security products:			
Customer C	7%	7%	13%
Consumer batteries			
Customer D	–	36%	–

NOTE 15:– SUBSEQUENT EVENTS

On January 18, 2002, the Company issued a total of 441,176 shares of its common stock at a purchase price of $1.70 per share, or a total purchase price of $750,000, to an investor.

On January 24 2002, the Company issued a total of 1,600,000 shares of its common stock at a purchase price of $1.55 per share, or a total purchase price of $2,480,000, to a group of investors.

- - - - - - - -

SUPPLEMENTARY FINANCIAL DATA

Quarterly Financial Data (unaudited) for the two years ended December 31, 2001

	Quarter Ended			
2001	March 31	June 30	September 30	December 31
Net revenue	$ 725,959	$ 1,034,218	$ 1,214,115	$ 1,058,595
Gross loss	$ (235,826)	$(1,219,621)	$ (818,719)	$ (761,855)
Net loss	$(3,424,964)	$(4,590,840)	$(4,410,556)	$(4,860,438)
Net loss per share – basic and diluted	$ (0.16)	$ (0.19)	$ (0.19)	$ (0.18)
Shares used in per share calculation	21,802,499	23,562,099	23,612,097	26,648,319

2000	March 31	June 30	September 30	December 31
Net revenue	$ 652,946	$ 632,541	$ 566,367	$ 2,201,708
Gross loss	$(1,423,902)	$(1,230,490)	$(1,211,023)	$ (857,602)
Net loss	$(2,473,739)	$(2,860,494)	$(2,753,504)	$(3,893,221)
Net loss per share – basic and diluted	$ (0.14)	$ (0.15)	$ (0.14)	$ (0.19)
Shares used in per share calculation	17,166,343	18,935,208	20,231,991	20,843,030

ELECTRIC FUEL OFFICERS AND DIRECTORS

Electric Fuel Corporation

Robert S. Ehrlich
Chairman, Chief Financial Officer and Director

Yehuda Harats
President, Chief Executive Officer and Director

Dr. Jay M. Eastman
Director
President and CEO, Lucid, Inc.

Jack E. Rosenfeld
Director
President and CEO, Potpourri Collection Inc.

Lawrence M. Miller
Director
Senior Partner, Schwartz, Woods and Miller

Leon S. Gross
Director
Private Investor

Mitchell L. Horowitz
Vice President – Sales and Marketing, North America

Yaakov Har-Oz, Esq.
Vice President, General Counsel and Secretary

Electric Fuel Limited

Robert S. Ehrlich
Chairman, Chief Financial Officer and Director

Yehuda Harats
President, Chief Executive Officer and Director

Jonathan Whartman
Senior Vice President – Europe and Asia

Dr. Neal Naimer
Vice President – Battery Technology

Binyamin Koretz
Vice President – Strategic Planning

Menashe Ben Haim
Vice President – Operations

Yoel Gilon
Vice President – Electric Vehicle Technologies

Yaakov Har-Oz, Adv.
Vice President, General Counsel and Secretary

STOCKHOLDER INFORMATION

Annual Meeting

The annual meeting of stockholders will be held on Wednesday, June 12, 2002, at 10:00 a.m. local time in the Ballroom of the Shelburne Murray Hill Hotel, 303 Lexington Avenue, New York, New York.

Stock Transfer Agent

American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

Shares Traded

The stock of Electric Fuel Corporation is traded on the Nasdaq National Market under the symbol EFCX.

Independent Auditor

Kost Forer & Gabbay, a member firm of Ernst & Young International, 3 Aminadav Street, Tel-Aviv, Israel.

Forms 10-K

Our Annual Report on Form 10-K provides additional information and is on file with the Securities and Exchange Commission. It is available free of charge upon written request to Stockholder Relations, Electric Fuel Corporation, 612 Broadway, Suite 301, New York, New York 10012.

Product Literature

Our product literature is available free of charge upon written request to Marketing Communications, Electric Fuel Limited, P.O. Box 641, Western Industrial Park, Beit Shemesh 99000, Israel. Information is also available on the Internet. Our corporate website is at http://www.electric-fuel.com. Reference to our website does not constitute incorporation of any of the information thereon into this annual report.


MIRAGE
CAESARS
PALACE
ELECTRIC FUEL
TREASURE
ISLAND
Electric Fuel
Electric Fuel

The Zinc-Air Zero-Emission Electric Transit Bus Demonstration Drives in Las Vegas & Washington, D.C.

Advanced Zinc-Air Power Pack for Military Use



Electric Fuel®

Electric Fuel Corporation
632 Broadway, Suite 301
New York, NY 10012
USA
Tel: 212-529-9200
Fax: 212-529-5800
USinfo@electric-fuel.com

Electric Fuel Limited
Western Industrial Park
PO Box 641
Bet Shemesh 99000
Israel
Tel: +972-2-990-6666
Fax: +972-2-990-6688
info@electric-fuel.com

www.electric-fuel.com